May 25, 2007

VIA EDGAR

John P. Nolan
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C. 20549

Re:	Great Southern Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 16, 2007 File No. 0-18082

Dear Mr. Nolan:

             This letter is in response to your letter dated May 11, 2007 regarding the above-referenced filing of Great Southern Bancorp, Inc. (the "Company"). Our responses to your comments are set forth below. For your convenience, we have repeated each comment verbatim.

RESPONSES TO COMMENTS

Form 10-K for Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis

Selected Financial Data and Non-GAAP Reconciliation, page 64

1.	Presentation of non-GAAP statements of income even when reconciled to reported results is potentially confusing to investors. Please remove such pro forma statements of income in all future filings. You may continue to include a narrative discussion of the non-GAAP financial measures that management uses when evaluating the company's performance provided you enhance your disclosure to describe how specifically management uses such non-GAAP financial information. Please provide us with your proposed future disclosure.

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John P. Nolan
Securities and Exchange Commission
May 25, 2007

Response:

In response to the staff's comment, the Company will exclude full blown pro forma statements of income from future filings. Instead, the Company will provide more specific quantitative reconciliations of the individual non-GAAP income statement items in close proximity to the relevant narrative disclosure. The Company will also describe how and why management uses the non-GAAP financial information. Attached as Exhibit A to this letter is the Company's proposed form of disclosure in future filings, using applicable portions of Management's Discussion and Analysis from the Form 10-K for the Fiscal Year Ended December 31, 2006.

2.	We note your disclosure of non-GAAP per diluted share measure that excludes the impact of hedge accounting. Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although Item 10(e) of Regulation S-K does not include a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that the disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders' benefit) is critical. Please confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings. Alternatively, provide us with your proposed future disclosure that clearly addresses the concerns raised in ASR 142. For additional guidance, refer to Question 11 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response:

In response to the staff's comment, the Company will exclude the disclosure of non-GAAP earnings per share measures from future filings. We will continue to include a reconciliation of reported earnings (dollars, not EPS) to non-GAAP earnings, as shown in attached Exhibit A to this letter.

Consolidated Financial Statements

Note 10 - Subordinated Debentures Issued to Capital Trust, page 119

3.	We note your disclosure that you entered into an interest rate swap agreement to effectively convert the fixed rate debt to variable rate. Please tell us whether you applied the "shortcut" method of assuming no ineffectiveness pursuant to paragraph 68 of SFAS 133 for this hedging relationship. If so, tell us how you considered the impact of any interest deferral provision of the hedged item in determining that the hedge qualified for the "shortcut" method.

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John P. Nolan
Securities and Exchange Commission
May 25, 2007

Response:

The Company did apply the "shortcut" method of assuming no ineffectiveness pursuant to paragraph 68 of SFAS 133 in connection with the interest rate swap agreement related to the Company's 9.00% junior subordinated deferrable interest debentures due 2031. While the Company never exercised its right to defer the payment of interest on the debentures, the interest rate swap agreement provided that if and for so long as the Company did defer interest payments on the debentures, interest payments by the Company and the counterparty under the swap agreement would also be deferred. The counterparty under the swap agreement elected to terminate the swap agreement in the fourth quarter of 2006, at which time the Company elected to redeem the debentures.

             The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

             Should you have any questions regarding our responses, please call me at (417) 895-4741.

Very truly yours, /s/ Rex A. Copeland Rex A. Copeland Treasurer

Attachment

cc:    Martin L. Meyrowitz, P.C.
         Mary Anne Pipkin

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EXHIBIT A

Results of Operations and Comparison for the Years Ended December 31, 2006 and 2005

General

             Net income increased $8.1 million, or 35.6%, during the year ended December 31, 2006, compared to the year ended December 31, 2005. This increase was primarily due to an increase in net interest income of $10.8 million, or 18.5%, and an increase in non-interest income of $8.1 million, or 37.4%, partially offset by an increase in non-interest expense of $4.6 million, or 10.4%, an increase in provision for income taxes of $4.8 million, or 52.9%, and an increase in provision for loan losses of $1.4 million, or 35.4%.

             Excluding the effects of the Company's hedge accounting entries recorded in 2006 and accounting change for interest rate swaps in 2005, net income increased $3.0 million, or 10.7%, during the year ended December 31, 2006, compared to the year ended December 31, 2005. This increase was primarily due to an increase in net interest income of $8.0 million, or 12.7%, and an increase in non-interest income of $3.0 million, or 12.2%, partially offset by an increase in non-interest expense of $4.6 million, or 10.4%, an increase in provision for income taxes of $2.0 million, or 17.3%, and an increase in provision for loan losses of $1.4 million, or 35.4%.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31,
	2006	2005
	Dollars	Dollars
Reported Earnings	$30,743	$22,671

Amortization of deposit broker origination fees (net of taxes)	1,155	776

Net change in fair value of interest rate swaps and related deposits (net of taxes)	(1,204)	4,290

Earnings excluding impact of hedge accounting entries (2006)/ accounting change for interest rate swaps (2005)	$30,694	$27,737

             As explained under "Item 6. - Selected Consolidated Financial Data - Restatement of Previously Issued Consolidated Financial Statements," on January 23, 2006, the Company announced that it would restate certain of its historical financial statements for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005, and years ended December 31, 2004, 2003, 2002, and 2001. The restatement of this financial information relates to the correction of prior accounting errors relating to certain interest rate swaps associated with brokered certificates of deposit (CDs). Although the impact of the accounting change was believed to result in no significant difference in the hedge effectiveness of the majority of these swaps, and management believes these interest rate swaps have been effective as economic hedges, hedge accounting under SFAS 133 was not allowed for the affected periods (2005 and prior) because the required hedge documentation was not in place at the inception of the hedge.

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             For those CDs that were part of the Company's accounting restatement for interest rate swaps in 2005, a fee to acquire the brokered CDs was not paid separately by the Company to the CD broker, but rather was built in as part of the overall rate on the interest rate swap. In connection with the restatement, the Company determined that this broker fee should be accounted for separately as a prepaid fee at the origination of the brokered CD and amortized into interest expense over the maturity period of the brokered CD. If the Company calls the brokered CD (at par) prior to maturity, the remaining unamortized broker fee is expensed at that time. The remaining unamortized prepaid broker fees related to these brokered CDs (that were subject to the restatement) at December 31, 2006 and 2005, were $4.7 million and $6.5 million, respectively. The Company must include these fees in its assessment of the transaction's qualification for hedge accounting. The amortization of these fees has been recorded as interest expense in the Company's financial statements.

             As a result of the accounting restatement, the financial statements for all affected periods through December 31, 2005, reflect a cumulative charge of approximately $3.4 million (net of income taxes) to account for the interest rate swaps and related broker fees referred to above as if hedge accounting was never applicable to them.

             The information presented in the table above and the tables elsewhere in this report excluding hedge accounting entries recorded (for the 2006 period) and excluding the effect of the accounting change for interest rate swaps (for the 2005 period) is not prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The tables above and elsewhere in this report excluding hedge accounting entries recorded (for the 2006 period) and excluding the effect of the accounting change for interest rate swaps (for the 2005 period) contain reconciliations of this information to the reported information prepared in accordance with GAAP. The Company's management utilizes this non-GAAP financial information in its internal financial analyses because it provides management with the ability to compare the Company's operating results for different periods, without regard to fluctuations in reported results that may be caused by hedge accounting entries. In this manner, management can more readily identify variations in its operations. It may also be useful to investors because the Company believes that the exclusion of these items from the specified components of net income better reflect the Company's underlying operating results during the periods indicated for the reasons described above. The amortization of the deposit broker fee and the net change in fair value of interest rate swaps and related deposits may be volatile. For example, if market interest rates decrease significantly, the interest rate swap counterparties may wish to terminate the swaps prior to their stated maturities. If a swap is terminated, it is likely that the Company would redeem the related deposit account at face value. If the deposit account is redeemed, any unamortized broker fee associated with the deposit account must be written off to interest expense. In addition, if the interest rate swap is terminated, there may be an income or expense impact related to the fair values of the swap and related deposit which were previously recorded in the Company's financial statements. The effect on net income, net interest income, net interest margin and non-interest income could be potentially significant in any given reporting period.

[UNAFFECTED SECTIONS OMITTED]

Total Interest Expense

             Total interest expense increased $24.8 million, or 44.1%, during the year ended December 31, 2006, when compared with the year ended December 31, 2005, primarily due to an increase in interest expense on deposits of $23.5 million, or 55.5%, an increase in interest expense on FHLBank advances of $265,000, or 3.4%, an increase in interest expense on short-term borrowings of $679,000, or 13.7%, and an increase in interest expense on subordinated debentures issued to capital trust of $349,000, or 35.4%.

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             Excluding the effects of the Company's hedge accounting entries recorded in 2006 and accounting change in 2005 for certain interest rate swaps, economically, total interest expense increased $27.6 million, or 53.6%, during the year ended December 31, 2006, when compared with the year ended December 31, 2005, primarily due to an increase in interest expense on deposits of $26.3 million, or 69.8%, an increase in interest expense on FHLBank advances of $265,000, or 3.4%, an increase in interest expense on short-term borrowings of $679,000, or 13.7%, and an increase in interest expense on subordinated debentures issued to capital trust of $349,000, or 35.4%.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31, 2006
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Interest expense -- Amortization of deposit broker origination fees	$80,854	$(1,777)	$79,077

	Year Ended December 31, 2005
	As Reported	Effect of Accounting Change for Interest Rate Swaps	Excluding Accounting Change for Interest Rate Swaps
Interest expense -- Amortization of deposit broker origination fees and interest rate swap net settlements	$56,097	$(4,602)	$51,495

Interest Expense - Deposits

             Interest on demand deposits increased $3.7 million due to an increase in average rates from 2.12% during the year ended December 31, 2005, to 3.01% during the year ended December 31, 2006. The average interest rates increased due to higher overall market rates of interest in 2006. Market rates of interest on checking and money market accounts began to increase in the latter half of 2004 and throughout 2005 and 2006 as the FRB raised short-term interest rates. The Company's interest-bearing checking balances have grown in the past several years through increased relationships with correspondent, corporate and retail customers. Average interest-bearing demand balances were $421 million, $382 million and $382 million in 2006, 2005 and 2004, respectively. Average non-interest bearing demand balances were $189 million, $170 million and $138 million in 2006, 2005 and 2004, respectively.

             Interest expense on deposits increased $12.7 million as a result of an increase in average rates of interest on time deposits from 3.84% during the year ended December 31, 2005, to 5.12% during the year ended December 31, 2006, and increased $6.2 million due to an increase in average balances of time deposits from $891 million during the year ended December 31, 2005, to $1.036 billion during the year

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ended December 31, 2006. The average interest rates increased due to higher overall market rates of interest throughout 2006. As certificates of deposit matured in 2006, they were generally replaced with certificates bearing a higher rate of interest. Market rates of interest on new certificates began to increase in the latter half of 2004 and throughout 2005 and 2006 as the FRB started raising short-term interest rates. In 2005 and 2006, the Company increased its balances of brokered certificates of deposit to fund a portion of its loan growth. In addition, the Company's interest rate swaps are repricing to higher rates in conjunction with the increases in market interest rates, specifically LIBOR.

             Excluding the effects of the Company's accounting change in 2005 for certain interest rate swaps, economically, interest expense on deposits increased $16.3 million as a result of an increase in average rates of interest on time deposits from 3.32% during the year ended December 31, 2005, to 4.95% during the year ended December 31, 2006, and increased $5.4 million due to an increase in average balances of time deposits from $891 million during the year ended December 31, 2005, to $1.036 billion during the year ended December 31, 2006. The average interest rates increased due to higher overall market rates of interest throughout 2006.

[UNAFFECTED SECTIONS OMITTED]

Net Interest Income

             The Company's overall interest rate spread increased 10 basis points, or 3.7%, from 2.73% during the year ended December 31, 2005, to 2.83% during the year ended December 31, 2006. The increase was due to a 124 basis point increase in the weighted average yield on interest-earning assets, partially offset by a 114 basis point increase in the weighted average rate paid on interest-bearing liabilities. The Company's overall net interest margin increased 26 basis points, or 8.3%, from 3.13% for the year ended December 31, 2005, to 3.39% for the year ended December 31, 2006. In comparing the two years, the yield on loans increased 132 basis points while the yield on investment securities and other interest-earning assets increased 40 basis points. The rate paid on deposits increased 119 basis points, the rate paid on FHLBank advances increased 65 basis points, the rate paid on short-term borrowings increased 121 basis points, and the rate paid on subordinated debentures issued to capital trust increased 173 basis points.

             The prime rate of interest averaged 7.96% during the year ended December 31, 2006 compared to an average of 6.19% during the year ended December 31, 2005. The prime rate began to increase in the second half of 2004 and throughout 2005 and 2006 as the FRB began to raise short-term interest rates, and stood at 8.25% at December 31, 2006. Over half of the Bank's loans were tied to prime at December 31, 2006.

             Interest rates paid on deposits, FHLBank advances and other borrowings increased significantly in 2006 compared to 2005. Interest costs on these liabilities increased in the latter half of 2004 and all of 2005 and 2006 as a result of rising short-term market interest rates, primarily increases by the FRB and increases in LIBOR. The Company continues to utilize interest rate swaps and FHLBank advances that reprice frequently to manage overall interest rate risk. See "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" for additional information on the Company's interest rate risk management.

             Excluding the effects of the Company's hedge accounting entries recorded in 2006 and accounting change in 2005 for certain interest rate swaps, economically, the Company's overall interest rate spread decreased 8 basis points, or 2.7%, from 3.01% during the year ended December 31, 2005, to

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2.93% during the year ended December 31, 2006. The decrease was due to a 132 basis point increase in the weighted average rate paid on interest-bearing liabilities, partially offset by a 124 basis point increase in the weighted average yield on interest-earning assets. The Company's overall net interest margin increased 11 basis points, or 3.3%, from 3.37% for the year ended December 31, 2005, to 3.48% for the year ended December 31, 2006. In comparing the two years, the yield on loans increased 132 basis points while the yield on investment securities and other interest-earning assets increased 40 basis points. The rate paid on deposits increased 143 basis points, the rate paid on FHLBank advances increased 65 basis points, the rate paid on short-term borrowings increased 121 basis points, and the rate paid on subordinated debentures issued to capital trust increased 173 basis points.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31,
	2006		2005
	$	%	$	%
Reported Net Interest Margin	$69,227	3.39%	$58,398	3.13%

Amortization of deposit broker origination fees	1,777.09		1,194.06

Interest rate swap net settlements	---	---	3,408.18

Net interest margin excluding impact of hedge accounting entries	$71,004	3.48%	$63,000	3.37%

             For additional information on net interest income components, refer to "Average Balances, Interest Rates and Yields" table in this Annual Report on Form 10-K. This table is prepared including the impact of the accounting changes for interest rate swaps.

[UNAFFECTED SECTIONS OMITTED]

Non-interest Income

             Non-interest income for the year ended December 31, 2006 was $29.6 million compared with $21.5 million for the year ended December 31, 2005. The $8.1 million increase in non-interest income is primarily attributable to the effects of the accounting change for interest rate swaps on the prior period results. Non-interest income decreased $6.6 million in the year ended December 31, 2005, and increased $1.9 million in the year ended December 31, 2006, as a result of the change in the fair value of certain interest rate swaps. In addition, non-interest income for 2005 was also impacted by the reclassification of the net interest settlements on these swaps from net interest income to non-interest income. While this had no effect on total net income, non-interest income was increased by $3.4 million in the year ended December 31, 2005. There was no reclassification of net interest settlements in the year ended December 31, 2006.

             Full year 2006 income from commissions from the Company's travel, insurance and investment divisions increased $440,000, or 5.0%, compared to the year ended December 31, 2005. In January 2006, the Company completed its acquisition of a travel company in Lee's Summit, Missouri. During the

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quarter ended September 30, 2006, the Company completed its acquisition of a second travel company in Columbia, Missouri. The operations of these travel companies are now included in the operating results of the Company. The decrease in revenues in the investment division in the 2006 period is primarily related to lower sales of annuity products. Service charges on deposit accounts and ATM fees increased $1.3 million, or 9.8%, compared to the year ended December 31, 2005. In 2006 the Company increased some of its per-item charges on certain account activities. In addition, a portion of the fee increase is attributed to growth in accounts to which charges may apply. Other income increased $451,000 in 2006 compared to 2005 due to the net benefit realized on federal historic tax credits utilized by the Company in 2006. The Company expects to utilize federal historic tax credits in the future; however, the timing and amount of these credits will vary depending upon availability of the credits and ability of the Company to utilize the credits.

             One additional item that decreased non-interest income in the year ended December 31, 2005 was the impairment write-down in value of one available-for-sale government preferred stock agency security. This write-down totaled $734,000 in 2005. This security has a dividend rate that resets to a market index every 24 months. The security has had an unrealized loss that was recorded directly to equity prior to December 31, 2005, so the write-down did not affect total equity. During 2006, the fair value of the security has recovered some of the decline in value. This unrealized gain is being recorded directly to equity. The Company has the ability to continue to hold this security in its portfolio for the foreseeable future and believes that the fair value of this security may recover further in future periods, particularly as the next dividend rate reset date approaches.

             Excluding the effects of the Company's hedge accounting entries recorded in 2006 and restatement for interest rate swaps in 2005, economically, total non-interest income increased $3.0 million in the year ended December 31, 2006 when compared to the year ended December 31, 2005. The increases and decreases are the same as those stated above except that the interest rate swap net settlements would have been included in interest expense and the change in fair value of the interest rate swaps would have been recorded as an increase or decrease to the related brokered certificates of deposit.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31, 2006
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$29,632	$1,853	$27,779

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	Year Ended December 31, 2005
	As Reported	Effect of Accounting Change for Interest Rate Swaps	Excluding Accounting Change for Interest Rate Swaps
Non-interest income -- Net change in fair value of interest rate swaps and related deposits and interest rate swap net settlements	$21,559	$(3,192)	$24,751

Non-Interest Expense

             Total non-interest expense increased $4.6 million, or 10.4%, from $44.2 million in the year ended December 31, 2005, compared to $48.8 million in the year ended December 31, 2006. The increase was primarily due to: (i) an increase of $2.9 million, or 11.6%, in salaries and employee benefits and (ii) smaller increases and decreases in other non-interest expense areas, such as occupancy and equipment expense, postage, advertising, insurance, telephone, legal and professional fees, and bank charges and fees related to additional correspondent relationships. The Company's efficiency ratio for the year ended December 31, 2006, was 49.37% compared to 55.28% in 2005. These efficiency ratios include the impact of the accounting change for certain interest rate swaps. Excluding the effects of accounting for interest rate swaps, the efficiency ratio for the full year 2006 was 49.41% compared to 50.37% in 2005. The Company's ratio of non-interest expense to average assets has remained very constant over these recent periods at approximately 2.20%.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31,
	2006			2005
	Non-Interest Expense	Revenue Dollars*	%	Non-Interest Expense	Revenue Dollars*	%
Efficiency Ratio	$48,807	$98,859	49.37%	$44,198	$79,957	55.28%

Amortization of deposit broker origination fees	---	1,777	(.88)	---	1,194	(.75)

Net change in fair value of interest rate swaps and related deposits	---	(1,853)	.92	---	6,600	(4.16)

Efficiency ratio excluding impact of hedge accounting entries	$48,807	$98,783	49.41%	$44,198	$87,751	50.37%

*Net interest income plus non-interest income.

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              In addition to the expenses discussed above, during the three months ended December 31, 2006, the Company redeemed the 9.0% Cumulative Trust Preferred Securities of Great Southern Capital Trust I. As a result of the redemption of the Trust I Securities, and as previously reported, approximately $783,000 ($510,000 after tax) of related unamortized issuance costs was written off as a noncash expense in the fourth quarter of 2006.

             The Company's increase in non-interest expense in 2006 compared to 2005 related to the continued growth of the Company. During the latter half of 2005, Great Southern completed its acquisition of three bank branches in central Missouri, acquired a Columbia, Mo.-based travel agency, and opened a banking center in Republic, Mo. In the first half of 2006, Great Southern acquired a travel agency in Lee's Summit, Mo., and established a new loan production office in Columbia, Mo. In September 2006, Great Southern opened new banking centers in Lee's Summit, Mo. and Ozark, Mo. As a result, in the year ended December 31, 2006, compared to the year ended December 31, 2005, non-interest expenses increased $1.8 million related to the ongoing operations of these new offices. In addition to these acquisitions and new offices, the Company expanded the loan production offices in St. Louis and Rogers, Ark., and added lending and lending support personnel in the Springfield market.

             Consistent with many other employers, the cost of health insurance premiums and other benefits for the Company continues to rise and added $546,000 in expenses in 2006 compared to 2005. Effective July 1, 2006, the Company reduced the benefits which may be earned by current employees in future periods under the Company's multi-employer defined benefit pension plan. In addition, employees hired after June 30, 2006, will not accrue any benefits under this plan. During the quarter ended December 31, 2006, the Company received an updated expense projection for its pension plan (which was modified by the Company effective July 1, 2006). This update indicated that benefit accruals for the 2006-2007 plan year have decreased. The Company recorded a corresponding reduction to expense of $222,000 in the fourth quarter of 2006. The Company expects that expenses related to the pension plan will continue to be lower in 2007 than they were in 2006. The Company also made changes to other benefits in 2006. These changes resulted in non-recurring net decreases to accrued expenses of $147,000 in the three months ended December 31, 2006. The savings achieved by taking these steps may be offset by other expenses associated with this plan, including, without limitation, additional Company contributions that may be necessary from time to time to ensure the plan is adequately funded and by a planned increase in the matching portion of the Company's 401(k) plan for all eligible participants.

             As a result of the adoption of FAS 123(R) effective January 1, 2006, during the year ended December 31, 2006, the Company also recorded expenses of $480,000, or $.03 per diluted share, related to the cost of stock options previously granted by the Company. No corresponding expense was recorded in 2005.